Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

JCorriero@stradley.com

215.564.8528

August 29, 2016

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)
File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

On April 5, 2016, you provided initial comments to Post-Effective Amendment No. 1, Amendment No. 3, to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) on February 26, 2016, to register shares of Virtus Japan Alpha ETF (the “Fund”), a series of the Trust. On August 26, 2016, we filed correspondence responding to those comments (the “Initial Response Letter”). On August 29, 2016, you provided additional comments in response to the Initial Response Letter and, therefore, I am writing to respond to those additional comments. We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Fund’s effectiveness, which will include the responses provided in the Initial Response Letter, as modified by our responses in this letter. I have reproduced your comments below, followed by our responses.

1.	Your response to comment 2 in the Initial Response Letter provided that the Adviser would be permitted to recapture fees waived and operating expenses reimbursed under the Expense Limitation Agreement for a period of three years following the “fiscal year in which” such waiver or reimbursement occurred. Please revise the recapture provision to provide that the Adviser may recapture such fees or expenses for a period of three years following the specific date on which the waiver or reimbursement occurred. See Accounting Standards Codification 450-20-25-2; and FASB Statement of Financial Accounting Concepts 6, paragraph 36.
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RESPONSE: The disclosure relating to the recapture provision has been revised as follows: (New language is underlined.)

“Pursuant to the Expense Limitation Agreement, the Adviser may recapture operating expenses waived or reimbursed under this arrangement for a period of three years following the ~~fiscal year in~~ date on which such waiver or reimbursement occurred; provided that such recapture may not cause the Fund’s total operating expenses to exceed 0.59% of the average daily net assets of the Fund (or any lower expense limitation or limitations to which the Fund and the Adviser may otherwise agree).”

2.	You response to comment 9 in the Initial Response Letter provided that the Fund could invest in money market funds “[i]n order to maintain sufficient liquidity, for cash management purposes or for temporary defensive purposes.” Please revise this disclosure to separate out the Fund’s temporary defensive strategy from the other strategies in which it may invest in money market funds.

RESPONSE: The relevant disclosure has been revised to remove references to investing in money market funds for temporary defensive purposes, as the prospectus provides specific disclosure regarding the Fund’s temporary defensive strategy under “ADDITIONAL INFORMATION REGARDING INVESTMENT OBJECTIVE, STRATEGY AND RISKS – Temporary Defensive Positions.”

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

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